UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 Amendment No. 1

                    Under the Securities Exchange Act of 1934

                       UNIVERSAL AMERICAN FINANCIAL CORP.
                                (Name of Issuer)

                     COMMON STOCK (PAR VALUE $.01 PER SHARE)
                         (Title of Class of Securities)

                                    913377107
                                 (CUSIP Number)

                            CAPITAL Z PARTNERS, LTD.
                               54 THOMPSON STREET
                               NEW YORK, NY 10012
                         ATTENTION: MR. DAVID A. SPURIA
                             TEL. NO. (212) 965-0800
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  JULY 18, 2001
                     (Date of Event which Requires Filing of
                                 this Statement)

                  If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [_].

                  Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Capital Z Financial Services Fund II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO -- Contributions from Partners
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Bermuda
--------------------------------------------------------------------------------
                                        7       SOLE VOTING POWER

             NUMBER OF                          25,086,972
               SHARES                   ----------------------------------------
BENEFICIALLY OWNED BY EACH REPORTING    8       SHARED VOTING POWER
               PERSON
                WITH
                                        ----------------------------------------
                                        9       SOLE DISPOSITIVE POWER

                                                25,086,972
                                        ----------------------------------------
                                        10      SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  25,086,972
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  48.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Capital Z Financial Services Private Fund II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO -- Contributions from Partners
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Bermuda
--------------------------------------------------------------------------------
                                        7       SOLE VOTING POWER

             NUMBER OF                          133,264
               SHARES                   ----------------------------------------
BENEFICIALLY OWNED BY EACH REPORTING    8       SHARED VOTING POWER
               PERSON
                WITH
                                        ----------------------------------------
                                        9       SOLE DISPOSITIVE POWER

                                                133,264
                                        ----------------------------------------
                                        10      SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  133,264
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Capital Z Partners, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO -- Contributions from Partners
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Bermuda
--------------------------------------------------------------------------------
                                        7       SOLE VOTING POWER

             NUMBER OF
               SHARES                   ----------------------------------------
BENEFICIALLY OWNED BY EACH REPORTING    8       SHARED VOTING POWER
               PERSON
                WITH                            25,220,236
                                        ----------------------------------------
                                        9       SOLE DISPOSITIVE POWER


                                        ----------------------------------------
                                        10      SHARED DISPOSITIVE POWER

                                                25,220,236
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  25,220,236
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  48.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------
(1) Solely in its capacity as the general partner of Capital Financial Services Fund II, L.P. and Capital Z Financial Services Private Fund II, L.P.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Capital Z Partners, Ltd.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  00 -- Contributions from Stockholders
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Bermuda
--------------------------------------------------------------------------------
                                        7       SOLE VOTING POWER

             NUMBER OF
               SHARES                   ----------------------------------------
BENEFICIALLY OWNED BY EACH REPORTING    8       SHARED VOTING POWER
               PERSON
                WITH                            25,220,236
                                        ----------------------------------------
                                        9       SOLE DISPOSITIVE POWER


                                        ----------------------------------------
                                        10      SHARED DISPOSITIVE POWER

                                                25,220,236
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  25,220,236
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  48.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------
(1) Solely in its capacity as the general partner of Capital Z Partners, L.P., which is the general partner of Capital Z Financial Services Fund II, L.P. and Capital Z Financial Services Private Fund II, L.P.

AMENDMENT NO. 1 TO SCHEDULE 13D
-------------------------------

         This Amendment No. 1 to Schedule 13D is filed by the undersigned to amend the Schedule 13D, dated as of August 10, 1999 (the "Original 13D") relating to shares of common stock, par value $.01 per share (the "Common Stock"), of Universal American Financial Corp., a New York corporation (the "Company"). Unless otherwise indicated, all defined terms used herein shall have the meanings set forth in the Original 13D.

         The Original 13D included Capital Z Management, LLC, a Delaware limited liability company ("Cap Z Management") as a Reporting Person. In [February 2000] Cap Z Management distributed 436,508 shares of Common Stock to employees of Cap Z Fund II. After the distribution, Cap Z Management ceased to hold any shares of Common Stock and ceased to be a beneficial owner of Common Stock. Accordingly, Cap Z Management is not included as a Reporting Person in this Amendment No. 1 and will not be included as a Reporting Person in any subsequent amendments to the Original 13D.

         The Original 13D included Steven M. Gluckstern and Robert A. Spass as Reporting Persons. Mr. Gluckstern and Mr. Spass no longer have the ability to direct the investment and voting decisions of the Reporting Persons. Accordingly, pursuant to Rule 13d-3, Mr. Gluckstern and Mr. Spass no longer may be deemed a beneficial owner of the Common Stock beneficially owned by the Reporting Persons, and therefore Mr. Gluckstern and Mr. Spass are not included as Reporting Persons in this Amendment No. 1 and will not be included as Reporting Persons in any subsequent amendments to the Original 13D.


ITEM 1.  SECURITY AND ISSUER

         No change.


ITEM 2.  IDENTITY AND BACKGROUND

         Item 2 is hereby amended and restated in its entirety as follows:

         (a) This Statement on Schedule 13D is being filed by Capital Z Financial Services Fund II, L.P., a Bermuda limited partnership ("Cap Z Fund II"), Capital Z Financial Services Private Fund II, L.P., a Bermuda limited partnership ("Cap Z Private Fund II"), Capital Z Partners, L.P., a Bermuda limited partnership ("Cap Z L.P.") and Capital Z Partners, Ltd., a Bermuda exempt company ("Cap Z Ltd.") (collectively, the "Reporting Persons").

         (b) - (c)

         CAP Z FUND II
         -------------

         Cap Z Fund II is a Bermuda limited partnership formed to invest in securities of insurance, financial services and healthcare service companies and other related businesses. Cap Z Fund II invests in parallel with Cap Z Private Fund II. The principal business address of Cap Z Fund, which also serves as its principal office, is 54 Thompson Street, New York, NY 10012. Pursuant to Instruction C to Schedule 13D of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), information with respect to Cap Z L.P., the sole general partner of Cap Z Fund II, is set forth below.

         CAP Z PRIVATE FUND II
         ---------------------

         Cap Z Private Fund II is a Bermuda limited partnership formed to invest in securities of insurance, financial services and healthcare service companies and other related businesses. Cap Z Private Fund II invests in parallel with Cap Z Fund II. The principal business address of Cap Z Private Fund II, which also serves as its principal office, is 54 Thompson Street, New York, NY 10012. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Cap Z L.P., the sole general partner of Cap Z Private Fund II, is set forth below.

         CAP Z L.P.
         ----------

         Cap Z L.P. is a Bermuda limited partnership, the principal business of which is serving as the sole general partner of Capital Z Fund II and Cap Z Private Fund, II. The principal address of Cap Z L.P., which also serves as its principal office, is 54 Thompson Street, New York, NY 10012. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Cap Z Ltd., the sole general partner of Cap Z L.P., is set forth below.

         CAP Z LTD.
         ----------

         Cap Z Ltd. is a Bermuda exempt company, the principal business of which is serving as the sole general partner of Cap Z L.P. The principal address of Cap Z Ltd., which also serves as its principal office, is 54 Thompson Street, New York, New York 10012. Pursuant to Instruction C to Schedule 13D of the Exchange Act, the name, residence or business address, and present principal occupation or employment of each director and executive officer of Cap Z Ltd. are as follows:

                                                        PRINCIPAL OCCUPATION OR
         NAME              BUSINESS ADDRESS                     EMPLOYMENT
         ----              ----------------                     ----------
Steven M. Gluckstern       54 Thompson Street          Director of Cap Z Management and Cap
                           New York, NY  10012         Z Ltd.

Robert A. Spass            54 Thompson Street          Chairman of the Boards of Directors
                           New York, NY  10012         of Cap Z Management and Cap Z Ltd.

Laurence W. Cheng          54 Thompson Street          CEO and Director of
                           New York, NY  10012         Capital Z Management and Cap Z Ltd.

Bradley E. Cooper          54 Thompson Street          Senior Vice President and Director of
                           New York, NY  10012         Capital Z Management and Cap Z Ltd.

Mark K. Gormley            54 Thompson Street          Senior Vice President and Director of
                           New York, NY  10012         Cap Z Management and Cap Z Ltd.

Scott M. Delman            54 Thompson Street          Senior Vice President and Director of
                           New York, NY  10012         Cap Z Management and Cap Z Ltd.

Roland V. Bernardon        54 Thompson Street          Chief Financial Officer and Treasurer
                           New York, NY  10012         of Capital Z Management and Cap Z Ltd.

David A. Spuria            54 Thompson Street          General Counsel, V.P., and Assistant
                           New York, NY  10012         Secretary of Cap Z Ltd. and General
                                                       Counsel, V.P., and Secretary of Cap Z
                                                       Management

         (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) All of the natural persons identified in this Item 2 are citizens of the United States of America, except for Laurence W. Cheng who is a citizen of Canada.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         No change.


ITEM 4.  PURPOSE OF TRANSACTION

         No change.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is hereby amended and restated in its entirely as follows:

         (a)

         CAP Z FUND II AND CAP Z PRIVATE FUND II
         ---------------------------------------

         Cap Z Fund II is the beneficial owner of 25,086,972 shares of Common Stock, which based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 51,986,899 shares of Common Stock outstanding (as of August 1, 2001, as reported in the Company's Quarterly Report on form 10-Q for the period ended June 30, 2001), represents approximately 48.3% of the outstanding shares of Common Stock.

         Cap Z Private Fund II is the beneficial owner of 133,264 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 51,986,899 shares of Common Stock outstanding (as of August 1, 2001, as reported in the Company's Quarterly Report on form 10-Q for the period ended June 30, 2001), represents approximately 0.3% of the outstanding shares of Common Stock.

         Because Cap Z Fund II and Cap Z Private Fund invest in parallel, they may be deemed to be a group for purposes of Rule 13d-3. Each of Cap Z Fund II and Cap Z Private Fund II disclaims the existence of such a group and disclaims beneficial ownership of any shares of Common Stock owned by the other.

         CAP Z L.P.
         ----------

         In its capacity as the sole general partner of Capital Z Fund II and Cap Z Private Fund II, Cap Z L.P. may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 25,220,236 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 51,986,899 shares of Common Stock outstanding (as of August 1, 2001, as reported in the Company's Quarterly Report on form 10-Q for the period ended June 30, 2001), represents approximately 48.6% of the outstanding shares of Common Stock.

         CAP Z LTD.
         ----------

         In its capacity as the sole general partner of Capital Z L.P., Cap Z Ltd. may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 25,220,236 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 51,986,899 shares of Common Stock outstanding (as of August 1, 2001, as reported in the Company's Quarterly Report on form 10-Q for the period ended June 30, 2001), represents approximately 48.6% of the outstanding shares of Common Stock.

         (b)

         CAP Z FUND II
         -------------

         1.  Sole power to vote or to direct the vote                 25,086,972

         2.  Shared power to vote or to direct the vote                       --

         3.  Sole power to dispose or to direct the disposition       25,086,972

         4.  Shared power to dispose of or to direct the disposition          --


         CAP Z PRIVATE FUND II
         ---------------------

         1.  Sole power to vote or to direct the vote                    133,264

         2.  Shared power to vote or to direct the vote                       --

         3.  Sole power to dispose or to direct the disposition          133,264

         4.  Shared power to dispose of or to direct the disposition          --


         CAP Z L.P.
         ----------

         1.  Sole power to vote or to direct the vote                         --

         2.  Shared power to vote or to direct the vote               25,220,236

         3.  Sole power to dispose or to direct the disposition               --

         4.  Shared power to dispose of or to direct the disposition  25,220,236


         CAP Z LTD.
         ----------

         1.  Sole power to vote or to direct the vote                         --

         2.  Shared power to vote or to direct the vote               25,220,236

         3.  Sole power to dispose or to direct the disposition               --

         4.  Shared power to dispose of or to direct the disposition  25,220,236


         (c) On July 18, 2001, Cap Z Fund II and Cap Z Private Fund II sold 484,741 and 2,475 shares, respectively, at a sale price of $5.00 per share. The sales were made pursuant to an Underwriting Agreement, dated as of July 12, 2001, among Cap Z Fund II, Cap Z Private Fund II, the Company, Banc of America Securities LLC and Raymond James & Associates, Inc., as representatives of the underwriters named therein, and certain shareholders of the Company.

         (d) Each of the Reporting Persons affirms that no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Person.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER

         No change.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 5 is hereby amended to replace Exhibit 7.3 with the following:

         Exhibit 7.3 Joint Filing Agreement, dated September 21, 2001 among Cap Z Fund II, Cap Z Private Fund II, Cap Z L.P. and Cap Z Ltd.

                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Dated:   September 21, 2001

                                CAPITAL Z FINANCIAL SERVICES
                                FUND II, L.P., a Bermuda limited partnership

                                By: Capital Z Partners, L.P.,
                                    a Bermuda limited partnership,
                                    its General Partner

                                By: Capital Z Partners, Ltd.,
                                    a Bermuda exempt company,
                                    its General Partner


                                    By: /s/ David A. Spuria
                                        ---------------------------------------
                                        Name:   David A.Spuria
                                        Title:  General Counsel


                                CAPITAL Z FINANCIAL SERVICES
                                PRIVATE FUND II, L.P., a Bermuda limited partnership

                                By: Capital Z Partners, L.P.,
                                    a Bermuda limited partnership,
                                    its General Partner

                                By: Capital Z Partners, Ltd.,
                                    a Bermuda exempt company,
                                    its General Partner


                                    By: /s/ David A. Spuria
                                        ---------------------------------------
                                        Name:   David A.Spuria
                                        Title:  General Counsel


                                CAPITAL Z PARTNERS, L.P.,
                                a Bermuda limited partnership

                                By: Capital Z Partners, Ltd.,
                                    a Bermuda exempt company,
                                    its General Partner


                                    By: /s/ David A. Spuria
                                        ---------------------------------------
                                        Name:   David A.Spuria
                                        Title:  General Counsel

                                        CAPITAL Z PARTNERS, LTD.,
                                        a Bermuda exempt company


                                    By: /s/ David A. Spuria
                                        ---------------------------------------
                                        Name:   David A.Spuria
                                        Title:  General Counsel

                                  EXHIBIT INDEX

The Exhibit Index is hereby amended to replace Exhibit 7.3 with the following:


Exhibit 7.3 Joint Filing Agreement, dated September 21, 2001 among Cap Z Fund II, Cap Z Private Fund II, Cap Z L.P. and Cap Z Ltd.